

March 18, 2019

Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, NY 11932

> **Re: Bridge Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2019**
> **File No. 333-230338**

Dear Mr. O'Connor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Elizabeth Cook, Esq.